1(404) 815-2287

elizabethnoe@paulhastings.com

 June 1, 2015

Via EDGAR and Overnight Delivery

John Dana Brown

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Providence Service Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 1, 2015
File No. 001-34221

Dear Mr. Brown:

This letter is being submitted on behalf of The Providence Service Corporation, a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2015 to Warren S. Rustand, Chief Executive Officer of the Company, with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34221) (the “Draft Proxy Statement”) that was filed on May 1, 2015.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are concurrently filing Amendment No. 1 (“Amendment No. 1”) to the Draft Proxy Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted.

Proposal 4 – NASDAQ Stockholder Proposal, page 66

1.

Staff’s Comment: Please disclose the effect to shareholders of the conversion of the existing Preferred Stock into common stock, including dilution and the ability of Coliseum Capital Management, LLC to exercise greater control over the company and matters put to a shareholder vote.

Response: Based on the Staff’s comment, the Company has expanded the disclosure on page 67 to include a discussion of the dilutive effect the conversion of existing Preferred Stock would have on common stockholders, and the ability of Coliseum Capital Management, LLC to exercise greater control over the company and matters put to a stockholder vote.

John Dana Brown

June 1, 2015

2.

Staff’s Comment: Please provide a legal and factual analysis supporting your conclusion that financial information pursuant to Item 13 of Schedule 14A is not required with respect to the potential exchange of the Preferred Stock held by the Investors into a new series of preferred stock. We note that the exchange will result if the shareholders take action to not approve the proposal. We also note that such an exchange would result in an increase in the annual cash dividend and PIK dividend rates payable to the holders of the new series of preferred stock to 10.5% and 13.5%, respectively, which would result in a significant cost to the Company. Please refer to Note A to Schedule 14A with respect to how the action to not approve the proposal relates to the exchange, and please refer to Item 12 of Schedule 14A regarding the exchange and the requirement to furnish the information required by Item 13 of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that it is taking action with respect to the modification of any class of securities or the issuance or authorization for issuance of securities in exchange for outstanding securities of the registrant pursuant to Item 12 of Schedule 14A, and therefore the financial information pursuant to Item 13 of Schedule 14A is not required, for the reasons set forth below.

The Company respectfully notes that no affirmative action by any stockholder — whether a “yes” or a “no” vote at a stockholder meeting or otherwise — is required for the “exchange” of the Series A Preferred Stock into Series A-1 Preferred Stock. Pursuant to an agreement between the Company and the Investors as described in Amendment No. 1, this “exchange” may occur automatically even without a stockholder meeting. This is unlike the example in Note A to Schedule 14A, for instance, where an affirmative action by the stockholders to approve the authorization to issue more equity is a prerequisite to the consummation of the proposed acquisition. In this hypothetical, an affirmative action by stockholders is required to complete the acquisition, whereas here no action is required to effect the “exchange,” and in fact the “exchange” would occur if no stockholder vote is held by the specified deadline as well as if the stockholders vote no on the current proposal. The effect of the stockholder approval here is to simply enable the Investors to convert the Preferred Stock in full without violating Nasdaq’s listing rules. The issuance of the Series A-1 Preferred Stock has been authorized by all necessary corporate action on the part of the Company and does not require stockholder approval, and the fact that there is an “exchange” at all is purely to satisfy certain Delaware law considerations to allow a higher dividend rate to apply to Preferred Stock held by only certain holders if the conversion and voting caps are not lifted, and the terms of Series A Preferred Stock and the Series A-1 Preferred Stock are therefore identical but for the dividend rates.

Accordingly, the Company does not view the proposed action as within the scope of Item 12 of Schedule 14A and respectfully advises the Staff that it does not believe the disclosure required by Item 13 of Schedule 14A is required to be included in Amendment No. 1. However, to address the Staff’s comment, the Company has clarified the language in Proposal 4 on page 66 to make clear that it is not seeking the approval of the authorization, issuance or modification of any securities.

In connection with the foregoing response, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Dana Brown

June 1, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (404) 815-2287.

Sincerely,

/s/ Elizabeth H. Noe

Elizabeth H. Noe

of Paul Hastings LLP